

06009181

℄ rᵒ
411'

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 0 5 2006
209

SEC FILE NUMBER
8- 20759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2005 AND ENDING January 31, 2006

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Angeloff Company

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

626 Wilshire Boulevard, Suite 727

(No. and Street)

Los Angeles   CA   90017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Lichter   (858) 320-2850

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates

(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 406   San Diego, CA   92122

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 1 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Dann V. Angeloff_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____The Angeloff Company_____ , as of ____January 31_____ , 20 06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Dann V. Angeloff

President

Title

_____

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of __Los Angeles__ } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ....

2 ....

3 ....

4 ....

5 ....

6 _____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

__17th__ day of __February__ , __2006__ , by
   Date   Month   Year

(1)__Dann Angeloff__ ,
             Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence
   to be the person who appeared before me (.) (,)
                        (and

(2)_____ ,
             Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence
   to be the person who appeared before me.)

_____
Signature of Notary Public

Place Notary Seal Above

━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:__SEC 17A-5__

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

THE ANGELOFF COMPANY

AUDITED FINANCIAL STATEMENTS

JANUARY 31, 2006 AND 2005

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
The Angeloff Company
Los Angeles, California

We have audited the accompanying statements of financial condition of The Angeloff Company as of January 31, 2006 and 2005, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Angeloff Company as of January 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
March 1, 2006

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

THE ANGELOFF COMPANY
STATEMENTS OF FINANCIAL CONDITION
JANUARY 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash in Bank	$50,053	$75,228
Accounts Receivable	2,116	0
Investments	29,512	29,054
Total Current Assets	81,681	104,282
Other Assets		
Deposits and Prepaid Expenses	2,729	695
Total Other Assets	2,729	695
Total Assets	$84,410	$104,977

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable and Accrued Expense	$2,000	$1,900
Taxes Payable	0	4,800
Total Liabilities	2,000	6,700
Stockholder's Equity		
Common Stock, Par $ 0.10,		
Per Share; Authorized 500 Shares,		
Issued and Outstanding 500 Shares	50	50
Additional Paid in Capital	450	450
Retained Earnings	81,910	97,777
Total Stockholder's Equity	82,410	98,277
Total Liabilities and		
Stockholder's Equity	$84,410	$104,977

THE ANGELOFF COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

	2006	2005
Revenue	$280,511	$475,291
Operating Expenses		
General and Administrative Expenses	280,207	319,920
Income From Operations	304	155,371
Other Income (Expense)		
Realized Gain (Loss)	0	241,482
Unrealized Gain (Loss)	458	2,013
Interest Income	2,171	5,785
Other Income and (Expense)	2,629	249,280
Net Income before Provision For Income Taxes	2,933	404,651
Income tax provision	800	6,800
NET INCOME (LOSS)	$2,133	$397,851

See Accompanying Notes and Auditor's Report

THE ANGELOFF COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

	2006	2005
Cash received from operations	$278,395	$475,291
Cash paid to employees and suppliers	(287,741)	(322,627)
Interest received	2,171	5,785
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(7,175)	158,449
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from sales of investments	0	241,481
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	0	241,481
CASH FLOW FROM FINANCING ACTIVITIES		
Profit distributions	(18,000)	(375,000)
NET CASH (USED IN) FINANCING ACTIVITIES	(18,000)	(375,000)
NET INCREASE (DECREASE) IN CASH	(25,175)	24,930
CASH at Beginning of Year	75,228	50,298
CASH at End of Year	$50,053	$75,228

RECONCILIATION OF INCREASE IN NET ASSETS TO
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:

	2006	2005
Net Income	$2,133	$397,851
Realized (gain) loss	0	(241,482)
Unrealized (gain) loss	(458)	(2,013)
Adjustments to reconcile increase in net assets to cash provided by operating activities:		
(Increase) Decrease in:		
Accounts Receivable	(2,116)	0
Deposits and Prepaid Expenses	(2,034)	0
(Decrease) Increase in:		
Taxes payable	(4,800)	4,093
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	($7,275)	$158,449

	2006	2005
Supplemental cash flows disclosures:		
Income tax paid	$6,118	$2,000

See Accompanying Notes and Auditor's Report

THE ANGELOFF COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
JANUARY 31, 2006 AND 2005

	2006	2005
Stockholder's Equity		
Balance at beginning of year	$98,277	$75,426
Net income	2,133	397,851
Profit distribution	(18,000)	(375,000)
Balance at end of year	$82,410	$98,277

NOTE A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the next business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than on the transaction date is not significant.

NOTE B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers and the general stability of the economies in the markets in which it operates significantly mitigates the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable
All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
JANUARY 31, 2006 AND 2005

NOTE B - Accounting Policies

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Advertising
Advertising costs are expensed in the year incurred.

NOTE C - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2006 and 2005, the Company had net capital requirements of $5,000 and net capital of approximately $56,049 and $76,135 respectively.

NOTE D - K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE E – Lease Obligation

The Company leases office space and certain equipment under non-cancelable operating. Rental expenses for these leases consisted of $34,470 and $30,389 for the years ended January 31, 2006 and 2005, respectively. The Company has future minimum lease obligations as follows:

Fiscal year ending January 31,

2007	$	40,386
2008		23,656
2009		19,386
2010		19,971
2011		1,668
Total	$	105,067

NOTE F – Cash

The Company maintains its cash balances at banks located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At January 31, 2006 and 2005, there were no uninsured balances.

SUPPLEMENTAL SCHEDULES

THE ANGELOFF COMPANY
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
JANUARY 31, 2006 AND 2005

Schedule I

	2006	2005
EQUITY - END OF YEAR	$82,410	$98,277
Less Non Allowable Assets:		
Accounts Receivable	(2,116)	0
Deposits and Prepaid Expenses	(2,729)	(695)
Less:		
Haircuts on Other Securities	(1,411)	(1,342)
Haircuts on Warrants	(20,105)	(20,105)
NET CAPITAL	$56,049	$76,135
TOTAL LIABILITIES	2,000	6,700
AGGREGATE INDEBTEDNESS	2,000	6,700
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregate Indebtedness	133	447
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	51,049	71,135
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$55,849	$75,465
Percentage of Aggregate Indebtedness to Net Capital	4%	9%

THE ANGELOFF COMPANY
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
JANUARY 31, 2006 AND 2005

Schedule II

	2006	2005
NET CAPITAL PER FOCUS II REPORT	$79,565	$81,123
Increase (Decrease) in Income due to audit adjustments	1,316	(4,686)
(Increase) Decrease in Non Allowable Assets	(3,316)	0
(Increase) Decrease in Hair Cuts	(21,516)	(302)
NET CAPITAL	$56,049	$76,135

RECONCILIATION OF AUDIT ADJUSTMENTS:

	2006	2005
Adjustments to retained earnings	$0	$500
Increase in accounts receivable	2,116	$0
Increase in investment	0	2,014
Increase in accrued expense	(2,000)	(1,900)
Increase in expense accounts	0	(500)
Provision for income tax	1,200	(4,800)
Increase (Decrease) in income due to audit adjustments	$1,316	($4,686)

THE ANGELOFF COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
JANUARY 31, 2006 AND 2005

<u>Schedule III</u>

The Angeloff Company relies on Section K (2) (ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
The Angeloff Company
Los Angeles, California

In planning and performing our audit of the financial statements of The Angeloff Company as of January 31, 2006, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
March 1, 2006